Dechert LLP
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Washington, DC 20006-1110
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www.dechert.com

Clay Douglas
Partner

clay.douglas@dechert.com
+1 202 261 3326 Direct
+1 202 261 3333 Fax

July 15, 2026

VIA EDGAR

Brian Szilagyi

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	StepStone Private Credit Fund LLC (File No. 814-01624)

Dear Mr. Szilagyi:

On behalf of StepStone Private Credit Fund LLC (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on June 25, 2026 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed on March 27, 2026 (File No. 814-01624) (the “Form 10-K”). For your convenience, each of the Staff’s comments is numbered and set forth below and is followed by the Company’s response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Form 10-K.

1.

Comment: For fixed income instruments with multiple tranches and weighted average rate depicted as one unit of account, please consider disclosing additional information about the various rates rather than including only a weighted average rate. Please refer to the AICPA Investment Companies Expert Panel meeting minutes dated February 20, 2018 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes that, while the AICPA Investment Companies Expert Panel Meeting Minutes dated February 20, 2018 (the “AICPA Guidance”) records that, in connection with a targeted review of variable rate security disclosures, “the SEC staff observed effective disclosure which included additional information about the various rates rather than including only a weighted average rate,” the AICPA Guidance does not mandate tranche-by-tranche

July 15, 2026 Page 2

disclosure of interest rates.1 The Company therefore submits, respectfully, that whether additional tranche-level disclosure would be appropriate is a facts and circumstances determination, which must take into account the materiality of the information to investors.

Applying that standard here, the Company has reviewed the interest rate differentials across the various tranches of the relevant fixed income instruments reflected in the Company’s Schedule of Investments in the Form 10-K, which are narrow and arise from routine contractual mechanics, and does not believe that the differences in such tranche-level interest rates are meaningful to a reasonable investor’s assessment of the Company’s investment portfolio. Accordingly, the Company believes that disclosing a single weighted average rate for each such instrument, accompanied by a footnote (described below) informing investors that such a weighted average rate is being presented, provides investors with a more useful picture of the Company’s economic exposure than disaggregated tranche-by-tranche disclosure. The Company also respectfully submits that revising its Schedule of Investments in the manner contemplated by the Staff’s comment would have a material adverse effect on the readability of the financial statements. The Company’s Schedule of Investments is already extensive, and separately disclosing individual tranche rates for each affected position would nearly double the length of the schedule. The Company believes that such an expansion would result in an unwieldy presentation that places disproportionate emphasis on interest rate information at the expense of other portfolio details of greater significance to investors, such as the identity of the issuer, investment type and seniority, and fair value.

In light of the foregoing, the Company undertakes to supplement the current presentation in its Schedule of Investments for weighted average interest rates for fixed income instruments with multiple tranches by adding a footnote similar to the following, clarifying that the stated rate represents the weighted average rate for borrowings under the applicable facility/loan as of the applicable period end: “Each new draw or funding on the facility/loan has a different floating rate reset date. The rate presented represents a weighted-average rate for borrowings under the facility/loan as of [insert the applicable period end].” The Company believes that this presentation provides investors with information that is accurate, meaningful, and proportionate to the significance of the rate differential among tranches, and that requiring tranche-by-tranche disclosure would not provide a commensurate benefit to investors given the length, complexity, and reduced readability it would impose on the Schedule of Investments. The Company will continue to review the Schedule of Investments presentation going forward to monitor whether further changes may be appropriate in light of the Staff’s comment.

[1]

The AICPA Guidance expressly states in its disclaimer that the highlights “are not authoritative positions or interpretations issued by the SEC or its staff” and “do not constitute a statement of the views of the SEC or its staff.”

July 15, 2026 Page 3

2.

Comment: Going forward, please utilize appropriate taxonomy and tags for items required to be tagged. For example, the Staff noticed that the tag used for the line in the Financial Highlights labeled “Net Assets, end of period (in thousands)” is not correct. See Section 2.24 in the Financial Accounting Standards Board GAAP Taxonomy Frequently Asked Questions (last updated 2026-04) for the intended use of the element which was used.

Response: The Company confirms to the Staff that it will use the appropriate taxonomy and tags in its periodic reports filed under the Securities Exchange Act of 1934, as amended, going forward.

*   *   *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Clay Douglas
Clay Douglas

cc:	Darren Friedman, StepStone Private Credit Fund LLC

Joseph Cambareri, StepStone Private Credit Fund LLC

Richard Horowitz, Dechert LLP

David Marcinkus, Dechert LLP